Exhibit 99.2

English Translation

MEMORANDUM

This Memorandum is made on 22 November 2009:

BETWEEN:

1.      Dalian Jingang Group Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (hereinafter referred to as “Party A”), with its legal address at No. 59, Liaohe Middle Road, Dalian Economic and Technological Development Zone, China; and

2.      Sinovac Biotech (Hong Kong) Ltd., a limited liability company duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region, the People’s Republic of China (hereinafter referred to as “Party B”), with its legal address at Room 1906, Lucky Commercial Centre, 103 Des Voeux Road West, Hong Kong.

WHEREAS, Party A and Party B intended to make a joint investment for the establishment of a sino-foreign equity joint venture, Sinovac (Dalian) Vaccine Technology Co., Ltd. (hereinafter referred to as the “Joint Venture”), in Dalian Economic and Technological Development Zone specifically for the production of vaccine, and entered into the “Joint Venture Contract” on 22 November 2009.  Both parties have, after friendly consultation, unanimously reached an agreement in respect of their respective equity ratio after the establishment of the Joint Venture, and signed this Memorandum for mutual observance.

1.           At the time of the incorporation of the Joint Venture, Party A shall make its capital contribution in the form of lands, properties, machineries and equipment legally obtained by it , holding 70% equity interest of the Joint Venture, whereas Party B shall make its capital contribution in monetary form, holding 30% equity interest of the Joint Venture.

2.           Party A and Party B unanimously confirm and agree that, upon incorporation of the Joint Venture, their respective equity ratio in the Joint Venture will be changed as follows by 31 December 2010: Party A and Party B shall own 45% and 55% equity interests of the Joint Venture, respectively.  This equity ratio shall form the basic purpose of both parties for the establishment of the Joint Venture and the key conditions for their cooperation.

3.           In order to fulfill the requirement of Article 2 above, both parties agree that they must complete the following in respect of the equity transfer by 31 December 2010:

i.            Their respective equity ratio stipulated in Article 2 herein shall be realized by way of the transfer of 25% equity interest of the Joint Venture from Party A to Party B.

ii.           Party A and Party B shall enter into an equity transfer agreement, pursuant to which, Party A will transfer the 25% equity interest out of its entire 70% equity interest in the Joint Venture to Party B at a price of RMB50 million, and Party B agrees to accept the transfer of such 25% equity interest.

iii.          The equity transfer price of RMB50 million shall be paid by Party B to Party A by 31 December 2010.

iv.          Party A and Party B shall jointly complete all formalities in relation to the equity transfer.

4.           The other rights and obligations of both parties in the Joint Venture shall be set out in the Equity Joint Venture Contract signed by the parties and the articles of association of the Joint Venture.

5.       This Memorandum shall become effective after the Equity Joint Venture Contract between Party A and Party B takes effect.

Party A: Dalian Jingang Group Co., Ltd.		Party B: Sinovac Biotech (Hong Kong) Ltd.

(stamped with company chop)		(stamped with company chop)

Authorized Representative:	/s/	Authorized Representative:	/s/ Weidong Yin

Position: Chairman		Position: Chairman